Bruce Dravis	621 Capitol Mall, 18th Floor
bdravis@downeybrand.com	Sacramento, CA 95814
916/520-5280 Direct	916/444-1000 Main
916/520-5680 Fax	916/444-2100 Fax
downeybrand.com

April 26, 2013

Kathryn McHale
Senior Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:                             Central Valley Community Bancorp

Registration Statement on Form S-4
Pre-Effective Amendment No. 1
File No. 333-187260

Dear Ms. McHale:

Central Valley Community Bancorp (“Registrant”) has filed its pre-effective Amendment No. 1 (the “Amendment”) to its registration statement No. 333-187260 on Form S-4 (“Registration Statement”) relating to the planned issuance of 1,262,858 shares of Registrant’s common stock to current holders of common stock in Visalia Community Bank (“VCB”) in the connection with the merger of VCB into Registrant’s wholly owned subsidiary, Central Valley Community Bank.

In the Amendment, the Registrant has made revisions to address the comments in your April 10, 2013 letter regarding the Registration Statement (the “Letter”), as well as other revisions it has deemed appropriate.  A marked copy of the Registration Statement showing the changes resulting from the Amendment will be provided to you to expedite your review.

To assist your review, this letter contains details relating to revisions to the Registrant’s disclosures that are reflected in the Amendment and how those disclosures are intended to respond to the Letter.

Other capitalized terms used herein without definition are intended to have the meanings set forth in the Registration Statement.

Responses to Comments

Numbering in this letter in response to comments in the Letter corresponds to the numbering in the comments in the Letter.

General

1.                                      We note that senior management of Visalia provided financial projections to Sandler O’Neill. Please disclose two years of any material projections, including revenue, income, and income per share.

In response to the Staff’s comment, a new section titled “Visalia Community Bank Unaudited Prospective Financial Information” has been added commencing on page 72 of the Amendment.

2.                                      Please supplementally provide the staff with the board books prepared for each board.

In response to the Staff’s comment, Registrant has provided the requested materials to the SEC supplementally at the SEC’s request, in printed copy form and not in electronic form.  The requested materials will not be filed with the registration statement, either in printed form or on EDGAR.  The requested materials and cover letter respecting them are supplied to the SEC segregated from the Registrant’s response to the Letter and Registrant’s amendment to the Registration Statement.

3.                                      Please note the updating requirements of Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

The Amendment includes updated consents from the independent accountants.

4.                                      In accordance with Item 501(b)(2) of Regulation S-K, please disclose the aggregate amount and title of securities offered with this prospectus.

The text in the first paragraph of the cover page of the prospectus has been revised to include the aggregate amount and title of securities offered under the prospectus.

What is the vote needed for approval of the merger agreement?, page 1

5.                                      Please disclose that certain holders of the common stock have agreed to vote their shares in favor of the merger and therefore, approval of the merger is assured.

The discussion at page 1 has been revised to reflect that approval of the merger by VCB shareholders is assured as a result of the shareholder’s agreement among a supermajority of  the holder of VCB’s common stock, once all shares of Series B Preferred Stock are converted or redeemed.

Summary

6.                                      Briefly discuss the conditions under which the merger agreement may be terminated and state the termination fee that will be incurred by either party.

At page 10 of the Amendment, a new section of the Summary has been added discussing the conditions under which the merger agreement may be terminated and any associated termination fees.

7.                                      Please provide the information required by Item 3(g) of Form S-4 in the summary.

At page 11 of the Amendment, a new section of the Summary has been added discussing the historic prices of shares of Registrant and VCB.  Because VCB has no active trading market, the discussion has been set forth in text rather than a table.

Summary— Interests of Certain Persons in the Merger That Are Different From Yours, page 11

8.                                      Please quantify the aggregate compensation that each director and executive officer will receive as a result of the merger. In addition, please briefly describe these arrangements, including Mr. Elliott’s appointment to the Central Valley Board following the merger.

In response to the Staff’s comment, the summary section has been supplemented at page 12 and 13 of the Amendment to quantify the aggregate compensation that each of the executive officers and directors of Visalia Community Bank will receive as a result of the merger.  This section has also been supplemented to describe the various arrangements, including Mr. Elliott’s appointment to the Board.

Unaudited Pro Forma Condensed Combined Financial Information

Note 5-ProForma Adjustments, page 23

9.                                      Please revise to include the purchase price allocation required by ASC 805-10-10.

At page 24 of the Amendment, Registrant has included a disclosure of purchase price allocation.

10.          Please revise to disclose the expected useful lives of loans acquired.

At page 25 of the Amendment, Registrant has included disclosure of the useful lives of loans acquired.

The Merger

11.                               Please include disclosure regarding the negotiation of the benefits to officers and directors that you describe on page 46.

Although no additional benefits were negotiated for directors and executive officers at the time the merger agreement was entered into, there were some benefits of which the directors and executive officers were aware under their existing respective benefit plans which would come into effect as a result of the merger.  In response to the Staff’s comments, additional disclosure has been added on page 48  of the Amendment with respect to the benefits of which the executive officers and directors of Visalia Community Bank were aware of during the course of negotiations of the merger agreement that would accrue to them as a result of the merger.

The circumstances regarding the appointment of Mr. Elliott to the board of directors of Registrant is discussed on pages 39 and 40 of the Amendment.

Calculation of Consideration to be Paid to Visalia Shareholders, page 41

12.                               Please disclose, if true, that Central Valley can also choose to terminate the merger if Visalia shareholders’ equity is less than $18.5 million, rather than adjust the price.

At pages 43 and 44 of the Amendment, Registrant has included disclosure that Registrant may elect to terminate the merger if the VCB shareholders’ equity, as defined in the merger agreement, is less than $18.5 million.

Certain Federal Income Tax Consequences, page 42

13.                               We note your discussion of the material tax consequences of the merger. In accordance with Item 601(b)(8), please provide an opinion supporting the consequences to shareholders described in the filing.

The opinion of Downey Brand LLP respecting material tax consequences is filed as Exhibit 8 to the Amendment.

Interests of Certain Persons in the Merger, page 46

14.                               Please provide the information required by Item 18(a)(7) of Form S-4 as it pertains to Mr. Elliott.

In response to the Staff’s comment, additional disclosure as required by Item 18(a)(7) has been added with respect to Mr. Elliott in the section titled “Director Appointment and Indemnification after the Merger” on page 78 of the Amendment.

15.                               Please file all material agreements discussed in this section, including the “Pay and Stay” agreements discussed on page 47, with your next amendment.

In response to the Staff’s comment, the following material agreements have been filed as exhibits to the Amendment as follows:

•                  Employment Agreement dated March 28, 2013 between Thomas J. Beene and Central Valley Community Bancorp.

•                  Amended and Restated Salary Continuation Agreement between Thomas J. Beene and Visalia Community Bank dated September 21, 2006.

•                  Amended and Restated Salary Continuation Agreement between Thomas J. Beene and Visalia Community Bank dated March 24, 2011.

•                  Form of Director Retirement Agreement of Visalia Community Bank.

•                  Form of Director Deferred Fee Agreement of Visalia Community Bank.

Please note that the Employment Agreement dated March 28, 2013 between Central Valley Community Bank and Thomas J. Beene, the current President and Chief Executive Officer of Visalia Community Bank, was entered into following the filing of the Registration Statement so was not described in the initial filing.  This new agreement is now disclosed on page 49 of the Amendment in the Section titled “Employment Agreements, Change in Control and Other Compensation Agreements,” and is also included as an exhibit the Amendment as indicated above.

Opinion of Visalia Community Bank’s Financial Advisor, page 51

16.                               Please disclose the fee that FIG will receive as compensation for its services as financial advisor. Please provide similar disclosure for services that Sandler O’Neill’s provided to Central Valley.

In response to the Staff’s comment, disclosure has been added at the end of the Section titled “Opinion of Visalia Community Bank Financial Advisor” on page 59 of the Amendment with respect to compensation to be paid by Visalia Community Bank to FIG Partners, LLP (“FIG”), and at page 59 of the Amendment respecting the compensation of Sandler O’Neil & Partners LP by Registrant with respect to the merger.

17.                               Please provide the information required by Section 1015(b)(4) of Regulation M-A. Specifically, disclose any material relationship that has existed between each company and each financial advisor over the past two years and the aggregate compensation paid by each company to each financial advisor for all services.

In response to the Staff’s comment, the requested disclosure, indicating that Visalia Community Bank has not had any material relationship with either FIG or Sandler O’Neill in the past two years other than its engagement of FIG in connection with the merger, has been added at the end of the Section titled “Opinion of Visalia Community Bank Financial Advisor” on page 59 of the Amendment.  At page 59  of the Amendment, Registrant has added disclosure that it has not had any material relationship with either FIG or Sandler O’Neill in the past two years, other than its engagement of Sandler O’Neill in 2011 for advisory services in connection with Registrant’s purchase of common stock warrants from the U.S. Treasury in connection with the TARP program.

Where You Can Find More Information, page 115

18.                               Please use the SEC’s current address as follows: 100 F Street NE, Washington, DC 20549.

The requested change has been made in the Amendment.

Validity of Central Valley Community Bancorp’s Common Stock, page 115

19.                               Please include the address of the Downey Brand in this section.

The requested change has been made in the Amendment.

Financial Statements of Visalia Community Bank

20.                               Please revise to include audited 12/31/2012 Financial Statements for Visalia Community Bank in accordance with Regulation S-X. In addition revise the related Management’s Discussion and Analysis, and the Unaudited Pro Forma Condensed Combined Financial Information accordingly.

The required financial statements for the year ended December 31, 2012 are now included commencing on page F-1 of the Amendment.  Further, Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visalia Community Bank has been updated to discuss year end 2012.  In addition, the Unaudited Pro Forma Condensed Combined Financial Information has also been updated to provide year end 2012 information.

Legality Opinion, Exhibit 5.1

21.                               If you choose to address your opinion to the Securities and Exchange Commission, rather than to your client, please include the SEC’s current address.

The requested change has been made in the Amendment.

Very truly yours,

DOWNEY BRAND LLP

Bruce Dravis

BD:jdw